Exhibit 10.1

October 1, 2024

Travis Hess

Dear Travis,

On behalf of the Board of Directors of BigCommerce Holdings, Inc. (the “Company”; the parents, subsidiaries, affiliates and divisions of the Company, together with the Company, are defined as the “Company Group”), I am pleased to offer you continued full-time, exempt employment in the position of Chief Executive Officer, reporting to the Company’s Board of Directors, and working out of the Austin, Texas office on the terms set forth in this amended and restated offer letter. If you accept this offer your first day in your new role will be on October 1, 2024 (the “Effective Date”). As of the Effective Date, this amended and restated offer letter will supersede and replace in its entirety your existing offer letter with the Company dated May 2, 2024 (the “Prior Agreement”).

At-Will Employment: In accepting our offer of employment pursuant to this letter, you certify your understanding that your employment will continue to be on an at-will basis, and that neither you nor the Company has entered into a contract regarding the terms or the duration of your employment.

Compensation: Your compensation package details are included in the attached Exhibit A.

Equity: Subject to the approval of the Company’s Board of Directors or the Compensation Committee thereof, at the next regularly scheduled and administratively feasible board or committee meeting or board or committee action addressing employee equity following your start date, we will recommend that the Company grant you 100,000 performance-vesting restricted stock units covering shares of the Company’s common stock (“PSUs”) and options to purchase 100,000 shares of the Company’s common stock (“Stock Options”). We expect that, in accordance with the Company’s prior PSU grants, one-third of the PSUs will be eligible to vest based on the Company’s adjusted earnings before interest, taxes, depreciation and amortization over a three-year performance period, one-third of the PSUs will be eligible to vest based on the attainment of certain revenue goals during each year of a three-year performance period, and the remaining one-third of the PSUs will be eligible to vest based on the Company’s relative total stockholder return over a three-year performance period.. We expect that your Stock Options will vest over a 4-year period, provided that you remain an employee of the Company Group through the applicable vesting date. All grant details, including the total number of shares covered by the PSUs and Stock Options awarded, vesting schedule and other terms and conditions, will be set forth in an equity award agreement between you and the Company. Your PSUs and Stock Options will be subject to the terms and conditions set forth in the Company’s 2020 Equity Incentive Plan (the “Plan”) and the award agreement under which the awards are granted. You will receive these documents at the time of grant. Your award(s) will be conditioned on your execution and delivery to the Company of your equity award agreement.

Termination of Employment (Outside of a CIC): You or the Company may terminate your employment at any time during the course of your employment by giving the other party notice in writing. In the event of a termination of your employment by the Company without Cause (as defined in the Plan) or due to your resignation for Good Reason (as defined herein), in either case, more than three (3) months prior to or more than eighteen (18) months after, a Change in Control (as defined in the Plan), the Company shall pay you the following (collectively, the “Severance Benefits”):

(i) an amount equal to six (6) months of your annual base salary in effect as of the date of your termination (the “Termination Date”), payable in substantially equal installments in accordance with the Company’s normal payroll practices during the period commencing on the Termination Date and ending on the three (3) month anniversary thereof; and

(ii) an amount equal to six (6) months of the Company’s share of your, and your eligible dependents’, healthcare benefits premiums under Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder based on your elections as in effect on the Termination Date, payable in substantially equal installments in accordance with the Company’s normal payroll practices during the period commencing on the Termination Date and ending on the three (3) month anniversary thereof.

Termination of Employment in Connection with a Change in Control: In the event of a termination of your employment by the Company without Cause or due to your resignation for Good Reason, in either case, within three (3) months prior to or within eighteen (18) months after a Change in Control or, solely with respect to subsection (iii) below, within twelve (12) months after a Change in Control (any such termination, a “CIC Termination”), then the Company shall pay you the following (collectively, the “CIC Severance Benefits”):

(i) an amount equal to twelve (12) months of your annual base salary in effect as of the Termination Date, payable in substantially equal installments in accordance with the Company’s normal payroll practices during the period commencing on the Termination Date and ending on the three (3) month anniversary thereof;

(ii) an amount equal to twelve (12) months of the Company’s share of your, and your eligible dependents’, healthcare benefits premiums under Section 4980B of the Code and the regulations thereunder based on your elections as in effect on the Termination Date, payable in substantially equal installments in accordance with the Company’s normal payroll practices during the period commencing on the Termination Date and ending on the three (3) month anniversary thereof; and

(iii) all of your then-outstanding and unvested equity awards covering shares of the Company’s common stock shall vest in full and, as applicable, become exercisable on the later of (a) the Termination Date and (b) the date on which the Change in Control is consummated. For the avoidance of doubt, upon a termination of your employment by the Company without Cause or resignation for Good Reason prior to a Change in Control, any then-outstanding and unvested equity awards covering shares of Company common stock held by you as of the Termination Date will remain outstanding and eligible to vest upon the occurrence of a Change in Control in accordance with the preceding sentence and will automatically terminate on the three (3)-month anniversary of your Termination Date (to the extent such equity award does not become vested in accordance with the preceding sentence on or prior to such three (3)-month anniversary) (or, if earlier, the expiration date that would apply to such equity awards had you remained employed with the Company).

“Good Reason” means your resignation following: (i) the permanent non-voluntary relocation of your principal place of employment with the Company to a place more than fifty (50) miles from your principal place of employment; (ii) without your consent, a material diminution in your base compensation or bonus opportunity, as a percentage of your base salary, as in effect immediately prior to such reduction, unless such reduction is in connection with a Companywide reduction in the compensation of all senior executives; (iii) a material diminution in your authority, title, duties, reporting status, powers or responsibilities with the Company; provided, however, that any such diminution resulting solely from the Company being acquired by and having its operations merged with and into a larger entity (as, for example, when a chief executive officer becomes an employee of the acquiring corporation following a Change in Control but is not the chief executive officer of the acquiring corporation) shall not constitute Good Reason, provided that the resulting duties, authority and/or responsibilities are commensurate with your experience and leadership; or (iv) in the event of a Change in Control without a CIC Termination, a reduction in the value of your unvested equity as a result of the Change in Control that is not replaced in connection with the Change in Control by an equity package of equal or greater value within a comparable vesting time period. In order to resign for Good Reason, you will be required to provide written notice of intent to resign for Good Reason within sixty (60) days following the occurrence of the event that is alleged to constitute Good Reason, the entity employing you shall have thirty (30) days from the delivery of such written notice by you to cure any acts constituting Good Reason, and, if not timely cured, your resignation must be effective no later than thirty (30) days after the expiration of such cure period.

The Severance Benefits and the CIC Severance Benefits, as applicable, are in addition to payment of your base salary for the period through the Termination Date, plus reimbursement of all expenses for which you are entitled to be reimbursed, but for which you have not yet been reimbursed.

Release of Claims:

(a) Your receipt of the Severance Benefits or CIC Severance Benefits, as applicable, pursuant to the Termination of Employment (Outside of a CIC) or Termination of Employment in Connection with a Change in Control paragraphs above (the “Severance Paragraphs”) shall be subject to and conditioned upon your timely execution and non-revocation of a general release of claims in a form prescribed by the Company (the “Release”) that becomes effective and irrevocable within sixty (60) days following the Termination Date (or if the Company delivers a copy of such Release to you more than five days after the Termination Date, such time period will be extended to sixty (60) days plus the number of days beyond five days). In the event the Release does not become effective within the sixty (60) day period following the Termination Date, you shall not be entitled to the Severance Benefits or CIC Severance Benefits, as applicable.

(b) Notwithstanding anything to the contrary in the Severance Paragraphs, no payments under either paragraph shall be made prior to the Company’s first regularly-scheduled payroll date occurring after the Release becomes effective and irrevocable (the “First Payroll Date”) and any amounts that would otherwise have been paid pursuant to the applicable Severance Paragraph prior to the First Payroll Date shall instead be paid on the First Payroll Date (without interest thereon); provided further, that if the aggregate period during which you are entitled to consider and/or revoke the Release spans two calendar years, no payments under the applicable Severance Paragraph shall be made prior to the beginning of the second such calendar year (and any payments otherwise payable prior thereto (if any) shall instead be paid on the first regularly scheduled Company payroll date occurring in the latter such calendar year (or, if later, the First Payroll Date)).

Benefits: You will remain eligible to participate in the medical, dental and vision plans maintained by the Company from time to time, subject to the terms of such plans. In addition, the Company provides company-paid life insurance and coverage for short-term and long-term disability benefits. For an additional cost to you, dependent coverage for these plans is available for qualified family members. You will also continue to be able to participate in the Company’s 401(k) plan.

Section 409A: To the extent applicable, this letter shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder (collectively, “Section 409A”). Notwithstanding any provision of this letter to the contrary, in the event that following the date hereof, the Company determines that any compensation or benefits payable under this letter may be subject to Section 409A, the Company may adopt such amendments to this letter or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take any other actions that the Company determines are necessary or appropriate to preserve the intended tax treatment of the compensation and benefits payable hereunder, including without limitation actions intended to (i) exempt the compensation and benefits payable under this letter from Section 409A, and/or (ii) comply with the requirements of Section 409A, provided, however, that this paragraph does not, and shall not be construed so as to, create any obligation on the part of the Company to adopt any such amendments, policies or procedures or to take any other such actions or to create any liability on the part of the Company for any failure to do so. Any right to a series of installment payments pursuant to this letter is to be treated as a right to a series of separate payments.

Notwithstanding anything to the contrary in this letter, no compensation or benefits, including without limitation any Severance Benefits or CIC Severance Benefits, shall be paid to you during the six-month period following your “separation from service” with the Company (within the meaning of Section 409A, a “Separation from Service”) if the Company determines that paying such amounts at the time or times indicated in this letter would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such six-month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of your death), the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period (without interest). References in this letter to your termination of employment (and like terms) that shall mean and refer to your Separation from Service.

Withholding: The Company will have the authority and the right to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy all federal, state, local and foreign taxes (including any employment tax obligations) required by law to be withheld from amounts payable under this letter.

Conflict of Interest: By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties while working for the Company. You also agree that you are entering into employment with the Company without constraint by any prior employment agreement, consulting agreement or other employment relationship. Furthermore, you are not in possession of any confidential information belonging to any other company or entity that you have or had a working relationship and, which, in your best judgment, could be utilized in conjunction with your employment with the Company.

Entire Agreement: This letter (together with the PIIA) supersedes and replaces any prior or contemporaneous understandings or agreements, whether oral, written, or implied, between you and the Company regarding the matters described in this letter (including, but not limited to the Prior Agreement).

Kindest regards,

/s/ Ellen Siminoff

Ellen Siminoff

Board Member

Offer Letter Acknowledgement and Acceptance Please indicate your acceptance below by signing electronically by the close of business on Wednesday October 2, 2024. Accepted: /s/Travis Hess Travis Hess

Exhibit A: Compensation for Travis Hess

All forms of compensation below are subject to applicable withholding and payroll taxes.

Beginning Base Salary (Base Compensation)	$460,000.00 per year Payable on the Company’s regular bi-weekly pay dates.

Executive Bonus Target (Variable Compensation)	100%/ $460,000.00 per year Payable in accordance with the Executive Management Performance Incentive Plan.

TOTAL On Target Earnings (OTE) (Base + Variable Compensation)	On target and at plan, your projected, annualized, earnings with base and variable compensation are estimated at $920,000.00 per year.